UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 11, 2024

BirchBioMed Inc.

(Exact name of issuer as specified in its charter)

British Columbia	00-0000000
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

130 Kingscross Drive

King City, Ontario, Canada, L7B 1E6

(Full mailing address of principal executive offices)

(905) 833-3414

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Shares, no par value per share

Item 4.	Changes in Issuer’s Certifying Accountant

(a) Dismissal of Independent Registered Public Accounting Firm

On October 11, 2024, BirchBioMed, Inc. (the “Company”) approved a change to its independent registered public accounting firm for the fiscal year ending September 30, 2024, and the Company notified Bonadio & Co., LLP (“Bonadio”) of its dismissal effective as of October 11, 2024.

During the fiscal years ended September 30, 2023 and September 30, 2022, and the subsequent interim period through October 11, 2024, there were no: (i) “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K and related instructions) with Bonadio on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to its satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its report; or (ii) “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

The audit reports of Bonadio on the financial statements of the Company as of and for the fiscal years ended September 30, 2023 and September 30, 2022, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that Bonadio’s reports expressed substantial doubt about the Company’s ability to continue as a going concern.

The Company provided Bonadio with a copy of the foregoing disclosure and requested that Bonadio furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the letter from Bonadio is filed as Exhibit 99.1 to this Current Report on Form 1-U.

(b) Engagement of New Independent Registered Public Accounting Firm

On October 11, 2024, the Company approved the engagement of Baker Tilly US, LLP (“Baker-Tilly”) as the Company’s independent registered public accounting firm for the fiscal year ended September 30, 2024, effective immediately.

During the Company’s fiscal years ended September 30, 2023 and September 30, 2022, and the subsequent interim period through October 11, 2024, neither the Company nor anyone acting on its behalf consulted Baker-Tilly with respect to either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report was provided to the Company or oral advice was provided that Baker-Tilly concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibit Index

Exhibit No.	Description
99.1	Letter from Bonadio & Co., LLP to the Securities and Exchange Commission, dated January 30, 2025

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRCHBIOMED INC.

Dated: January 30, 2025	By:	/s/ Mark Miller
	Name:	Mark Miller
	Title:	Chief Executive Officer